September 14, 2009

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 4631
Washington D.C. 20549

Attn: Mindy Hooker, Staff Accountant

Re:	Dahua, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 0-49852

Dear Ms. Hooker:

I am writing on behalf of Dahua Inc. (the "Company") in response to your letter dated September 8, 2009 with respect to the Company's 10-K for the year ended December 31, 2008, Form 10-Q for the quarter ended March 31, 2009 and Form 10-Q for the quarter ended June 30, 2009.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Form 10-Q for the quarter ended June 30, 2009

Notes to the Unaudited Consolidated Financail Statements

14.Recent Accounting Pronouncements, page 13

1.  We note your disclosure that you will adopt the requirements of SFAS 165 beginning with your June 30, 2009 interim financial statements. In future filings please ensure that you have disclosed the date through which subsequent events have been evaluated, as well as whether that date the financial statements were issued or the date the financial statements were available to be issued as required by paragraph 12 of SFAS 165.

RESPONSE:   In future filings Dahua, Inc. will ensure that we have disclosed the date through which subsequent events have been evaluated, as well as whether that date was when the financial statements were issued or the date for which they were available to be issued as required by paragraph 12 of SFAS 165.

Form 10-K/A filed on September 3, 2009

Exhibits 31.1 and 31.2

2.   Your certifications reference your Form 10-k rather than the Form 10-K/A. Please amend your Form 10-K/A to properly reference the report for which your certification is made. Also, please ensure the date of your certification is appropriately updated.

RESPONSE:   we have amended Form 10K/A to make sure the date is appropriately updated.

Very truly yours,

Dahua Inc.

Yonglin Du, President & CEO